SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital (Master), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7.	Sole Voting Power	2,210,427
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,210,427
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,210,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,210,427
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,210,427
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,210,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,210,427
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,210,427
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,210,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 044102101

1.	Names of Reporting Persons.

Sessa Capital IM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power	2,210,427
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,210,427
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,210,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 044102101

1.	Names of Reporting Persons.

John Petry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☐
(B) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power	2,210,427
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	2,210,427
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,210,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

Items 4 and 5 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by (i) Sessa Capital (Master), L.P., a Cayman Islands exempted limited partnership (“Sessa Capital”), as a result of its direct ownership of Shares, (ii) Sessa Capital GP, LLC, a Delaware limited liability company (“Sessa Capital GP”), as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., a Delaware limited partnership (“Sessa IM”), as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, a Delaware limited liability company (“Sessa IM GP”), as a result of being the sole general partner of Sessa IM, and (v) John Petry, as a result of being the manager of Sessa Capital GP and Sessa IM GP (Sessa Capital, Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry are collectively referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

No change except for the addition of the following:

On October 11, 2016, the Reporting Persons received a filing made by Monty Bennett, AHP’s Chairman and Chief Executive Officer, in the 173rd District Court in Henderson County, Texas. In the filing, Bennett states that he anticipates bringing a defamation lawsuit against certain of the Reporting Persons based on statements made or suspected to have been made during the proxy contest relating to AHP’s 2016 annual meeting of stockholders. Bennett alleges that certain of the Reporting Persons made untruthful statements to third persons regarding Bennett and his tenure at AHP, including accusing Bennett of purposefully mismanaging AHP for his own financial gain, breaching his fiduciary duties to AHP, and engaging in transactions involving a conflict of interest.

No defamation lawsuit has been filed by Bennett, but the Texas filing seeks pre-litigation depositions of Mr. Petry and another Sessa IM employee with respect to conversations Bennett alleges they had with AHP stockholders and analysts. The filing states that Bennett may also seek to depose other AHP stockholders and third parties. The lawsuit, if Bennett pursues it, will be the fourth lawsuit brought against Sessa Capital by Bennett and companies for which he serves as Chairman and Chief Executive Officer, including AHP, each brought before separate Texas judges. The Reporting Persons intend to oppose Bennett’s request to the Texas court and vigorously defend any lawsuit brought by Bennett.

As previously disclosed, AHP’s articles of incorporation effectively limit beneficial ownership of the Shares by any person or group, to 9.8% of the Shares outstanding, unless AHP consents. In accordance with the Reporting Person’s previously announced intent to manage Sessa Capital’s position to ensure that it remains below the 9.8% ownership threshold in light of AHP’s ongoing repurchases of its Shares, the Reporting Persons have reduced Sessa Capital’s ownership of Shares to 8.6%, in anticipation that future AHP disclosures will show a reduction in Shares outstanding from the August 5, 2016 Share count due to AHP’s Share repurchase program.

Sessa Capital reviews its investment in AHP on a continuing basis and, depending upon the price of and other market conditions relating to the Shares; developments affecting AHP, AHP’s business and prospects; Sessa Capital’s investment objectives and the other investment opportunities available to Sessa Capital; general stock market and economic conditions; tax considerations; the matters discussed in the next paragraph; and other factors then deemed relevant, Sessa Capital may decide to increase or decrease the size of its investment in AHP, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or AHP (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; and (iii) engaging in hedging or similar transactions with respect to the Securities.

The Reporting Persons intend to continue to monitor actions by AHP’s board, and, depending on the outcome of the pending litigation, among other factors previously reported in this Statement on Schedule 13D, will consider taking further action to protect their interests and the interests of stockholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of AHP

No change except for the addition of the following:

(a) As of the date of this amendment, Sessa Capital directly owns 2,210,427 Shares, representing approximately 8.6% of the 25,644,258 outstanding Shares as of August 5, 2016, as reported in AHP’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016. Sessa Capital GP, Sessa IM, Sessa IM GP and Mr. Petry, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares directly owned by Sessa Capital.

(c) During the past 60 days, the Reporting Persons effected the transactions in the Shares set forth on Schedule A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2016

/s/ John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Schedule A

Sales of Shares effected by Sessa Capital during the past 60 days

(all effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE

9/7/2016	12,121	$15.76
9/8/2016	7,600	$15.63
9/13/2016	4,700	$14.66
9/14/2016	1,600	$14.58
9/19/2016	19,924	$14.38
9/21/2016	10,221	$14.60
9/22/2016	16,133	$14.83
9/23/2016	17,600	$14.69
10/4/2016	14,100	$14.03
10/7/2016	6,300	$14.18
10/10/2016	10,000	$14.45

Page 10